Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

			Year Ended December 31,
	YTD 2017	YTD 2016	2016	2015	2014	2013	2012
	(Dollars in millions)
Net income (loss) before income tax (expense) benefit and cumulative effect of changes in accounting principles	$5,822	$951	$11,639	$9,274	$11,002	$25,363	$9,445
Add:
Total interest expense	26,621	26,169	50,595	51,916	54,916	55,779	66,502
Interest factor in rental expenses	1	1	3	2	5	4	4
Earnings, as adjusted	$32,444	$27,121	$62,237	$61,192	$65,923	$81,146	$75,951
Fixed charges:
Total interest expense	$26,621	$26,169	$50,595	$51,916	$54,916	$55,779	$66,502
Interest factor in rental expenses	1	1	3	2	5	4	4
Total fixed charges	$26,622	$26,170	$50,598	$51,918	$54,921	$55,783	$66,506
Senior preferred stock and preferred stock dividends(1)	10,013	2,597	7,437	5,510	19,610	47,591	7,229
Total fixed charges including preferred stock dividends	$36,635	$28,767	$58,035	$57,428	$74,531	$103,374	$73,735
Ratio of earnings to fixed charges(2)	1.22	1.04	1.23	1.18	1.20	1.45	1.14
Ratio of earnings to combined fixed charges and preferred stock dividends(3)	—	—	1.07	1.07	—	—	1.03

(1)
Senior preferred stock and preferred stock dividends represent pre-tax earnings required to cover any senior preferred stock and preferred stock dividend requirements computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.

(2)	Ratio of earnings to fixed charges is computed by dividing earnings, as adjusted by total fixed charges.

(3)
Ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings, as adjusted by total fixed charges including preferred stock dividends. For the ratio to equal 1.00, earnings, as adjusted must increase by $4.2 billion, $1.6 billion, $8.6 billion and $22.2 billion for the YTD 2017 and YTD 2016 and for the years ended December 31, 2014 and 2013, respectively.